Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

September 24, 2018

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Jeff Foor

Re:       Two Roads Shared Trust (Registration No. 333-182417/811-22718)

Response to Examiner Comments on Post-Effective

Amendment No. 162

Dear Mr. Foor:

This letter responds to your supplemental comments on Post-Effective No. 162 (“PEA No. 162”) to the Registration Statement on Form N-1A of Two Roads Shared Trust (the “Registrant”) provided on September 21, 2018. PEA No. 162 seeks to register shares of one new portfolio of the Registrant: the LeaderSharesTM AlphaFactor® US Core Equity ETF (the “Fund”).

1.	Comment: The Fund name now includes “U.S.” The Fund’s revised 80% test should include 80% in equity securities of U.S. stocks (not just 80% in equities as currently in prospectus).

Response: The Fund’s revised 80% test has been revised as follows (for convenience, the additional language is underlined):

Under normal circumstances, at least 80% of the Fund’s net assets, including any borrowings for investment purposes, will be invested in a diversified portfolio of equity securities of U.S. common stocks included in the Index.

2.	Comment: The index is now an equal weighted index (100 stocks, each 1% of assets) so consider deleting from principal strategies disclosure stating the top 5 biggest holdings of the ETF will compose 5% of the fund’s assets.

Response: Registrant has deleted this disclosure as requested.

3.	Comment: In response to our comment #10, the Fund indicated that backtested, hypothetical performance may appear on the calculation agent’s website (Solactive) and the Fund has no control over this third party website. After review of the methodology, it does not appear

September 24, 2018

robotic/easily replicable (from the info provided), and as such, the presentation of hypothetical, backtested performance (to 1999) is inappropriate. Further, the methodology states that a committee of staff from the advisor has oversight over the calculation agent in regards to the fund and that the advisor has a contractual relationship with the calculation agent.  Therefore, we reiterate our view that the Fund and its advisor should endeavor to block such performance from the Solactive website.

Response: The Adviser notes that the link to Solactive’s website will be removed from the Fund’s website. Furthermore, the Adviser will pass on to Solactive the SEC’s comments regarding appropriate disclosure on Solactive’s website regarding the Fund’s hypothetical performance information. However, the Registrant respectfully reiterates that Solactive is an independent third party company that is not affiliated with the Fund or its Adviser and as a result, neither the Fund nor the Adviser have the authority or ability to amend any disclosure on a third party company’s website.

4.	Comment: The response letter and prospectus refer to Solactive as the index provider—the methodology indicates Solactive is the calculation agent. Consider revision for consistency.

Response: The Registrant has made the change as requested to clarify that Solactive is the Fund’s calculation agent.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 215-988-2497 if you have any questions.

Sincerely yours,

/s/ Catherine A. DiValentino

Catherine A. DiValentino